UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Effective October 11, 2021, Mr. William Yap Guan Hong resigned as a member of the board of directors (the “Board”) of Moxian (BVI) Inc (the “Company”). Mr. Yap’s resignation was not the result of any disagreement with the Company, the Company’s management or the Board.

Effective October 11, 2021, the Board has appointed Mr. Xu Tao as a director of the Company. The Board has determined that Mr. Xu is qualified to serve as an independent director of the Company. Mr. Xu will serve as the Chair of the Nominating and Corporate Governance Committee and also as a member of the Audit Committee and the Compensation Committee of the Board.

Mr. Xu Tao, age 34, graduated from Shandong Lin Yi College in 2008 with a Bachelor’s degree in electrical and mechanical engineering. From March 2018 to December 2019, he had served as the Operations Director of Beijing Qinlin Interactive Limited, a company engaged in the promotion and distribution of online games. Since January 2020, Mr. Xu has been the General Manager of Beijing Jiu Shi Jiu Technology Services Co. Ltd., a provider of bitcoin mining operations and technical services, including the operation, maintenance and trading of bitcoin mining machines. In that role, he is responsible for the company’s bitcoin mining operations and overall business development.

In the Form 6-K furnished on September 20, 2021 (the “Current Report”) relating to the appointment of the Chief Executive Officer of the Company, there was a typographical error related to Mr. Conglin (Forrest) Deng’s educational background. Mr. Deng graduated from Beijing Foreign Studies University in 2007, and not 2017 as stated in the Current Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: October 12, 2021	By:	/s/ Hao Qinghu
	Name:	Hao Qinghu
	Title :	Chairman of the Board of Directors